UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 333-259881

Kandi Technologies Group, Inc.

(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit

99.1	Press Release dated October 10, 2024 (Changes to Board of Directors and Senior Management Team)
99.2	Press Release dated October 11, 2024 (Major Initiatives and New Management’s Growth Plan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kandi Technologies Group, Inc.

Date: October 11, 2024	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer

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